SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2007

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

C.N.P.J. nº 06.164.253/0001 -87
N.I.R.E. 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING,
HELD ON JANUARY 29, 2007

Date, time and place: Held on January 29, 2007, at 9:00 am, at Rua Gomes de Carvalho, no. 1.629, 15th floor, at the Board of Directors’ Meeting Room, in Vila Olímpia, in the City of São Paulo, State of São Paulo. Attendance: Totality of the members of the Board of Directors of Gol Linhas Aéreas Inteligentes S.A. (“Company”). Presiding Board: Mr. Constantino de Oliveira Jr., as chairman of the meeting, invited me, Henrique Constantino, to be the Secretary of the meeting. Call: Waived, due to the attendance of all the members of the Board of Directors. Agenda: Resolve on: (a) presentation of the Company’s Committees; (b) approval of the financial statements related to fiscal year 2006, duly audited by Ernst & Young Auditores Independentes (“Ernst & Young”); (c) approval of a guarantee to be granted by the Company, in its capacity as intervening guarantor in the Financing Agreement (“Agreement”), to be entered into between Banco de Desenvolvimento de Minas Gerais S.A. – BDMG (“BDMG”) and Gol Transportes Aéreos S.A. (“GTA”); (d) homologation of the increase of capital of the Company, as a result of the Exercise of Stock Purchase Options, pursuant to the Company’s Stock Purchase Option Plan, approved by the General and Special Shareholders Meeting held on December 09, 2004 (“Option Plan”), (e) approval of the proposal of the Management to pay supplementary dividends related to the fourth quarter of fiscal year 2006 and (f) to approve the Dividends Policy for 2007. Resolutions taken: After necessary clarifications, it was approved by unanimity: (a) the members of the Company’s Committees attending the meeting presented the respective recommendations. After the analysis of the financial statements, the Audit Committee recommended the Board to approve the financial statements related to fiscal year 2006; The Risk Policies Committee presented its activities referring to fiscal year 2006 and plans for 2007; (b) after the analysis of the financial statements related to fiscal year 2006, the same were unanimously approved by the members of the Board of Directors. Therefore, such financial statements, duly approved and initialized by the Presiding Board, will be filed at the Company’s headquarters and will be published within legal term; (c) authorization of a security to be granted by the Company, by way of guarantee, in the Agreement to be entered into between GTA and BDMG, in the amount of up to fourteen million reais (R$ 14,000,000.00), for partial financing of the investments and preoperating expenses related to the construction and start-up of the Confins Maintenance Center – MG; (d) the homologation of the increase of capital of the Company, within the limit of the authorized capital, in the amount of one hundred and seventy six thousand, fifty seven reais and thirty two cents (R$ 176,057.32), through issuance of five thousand (5,000) preferred shares, all of them nominative and with no par value, as a result of the exercise of call options granted under the Option Plan. Consequently, the stock capital of the Company is nine hundred and ninety-three million, eight hundred and twenty nine thousand, nine hundred and forty four reais and ninety two cents (R$ 993,829,944.92), divided into one hundred and ninety-six million, two hundred and eleven thousand, four hundred and sixty-six (196,211,466) shares, being one hundred and seven million, five hundred and ninety thousand, seven hundred and ninety-two (107,590,792) common shares and eighty-eight million, six hundred and twenty thousand, six hundred and seventy four (88,620,674) preferred shares. The shares now issued are identical to the already existing shares, and under the terms of the Option Plan, the holders thereof will be entitled to the same rights attached to the other shares of the same type, including receipt of dividends and interest on own capital: (i) approval of the exclusion of the preemptive rights of the present shareholders of the Company upon the subscription of new preferred shares (“Preferred Shares”), in conformity with the provisions in Article 171, paragraph three, of Law no. 6404, dated December 15, 1976, as amended; (ii) determination of total issuance price of one hundred and seventy six thousand, fifty seven reais and thirty two cents (R$ 176,057.32), in conformity with the referred Plan; (iii) authorization for the Company’s Board of Executive Officers to perform all other acts necessary for the formalization, implementation and compliance with the resolutions made herein; (e) the Board received from Management the proposal to pay intercalary dividends, according to the policy of quarterly payment of intercalary dividends, based on the profits ascertained in the fourth quarter of fiscal year 2006. The Board approved the Management proposal, thus approving the payment of quarterly intercalary dividends to the shareholders, calculated based on the profits ascertained in the financial statements referring to the fourth quarter of 2006, in the amount of sixteen million, five hundred and eighty six thousand, eight hundred and fifty nine reais (R$ 16,586,859.00) representing R$ 0.08454 per share. The shareholders listed in the shareholder registry as of February 15, 2007 will be entitled to receive the dividends now approved and the Company’s shares will be traded “ex” dividends as of, and including, February 16, 2007. The dividends now approved will be paid on March 26, 2007, with no remuneration whatsoever, and will be imputed to mandatory dividends related to fiscal year 2006. The payment of dividends is resolved according to the quarterly intercalary dividends policy. It is important to note that the percentage of the net profits in each distribution, whether dividends or interest on stockholder’ capital, may vary and will be adjusted in every distribution, assuring to the shareholders the minimum dividend of 25% of the corporate year’s net profit (adjusted according to the Law 6.404/76) and to the Company’s Bylaws. In 2006, the Company distributed to the shareholders the total amount of R$173,108,066.00, net of withhold income tax, dividends and/or interest on stockholder’ capital; and (f) the Board approved the Dividend Policy for 2007, without prejudice to the Company’s’ Bylaws, consisting of the quarterly distribution of dividends, in the fixed amount of R$ 0.35 (thirty five cents of reais), per share, per common and preferred shares of the Company. Regardless of the referred fixed amount, it is assured the payment of the minimum dividend of 25% of the corporate year’s net profit, and if necessary, the Company will make the year-end supplementary dividend payment. Adjournment of the Meeting and Drawing up of the Minutes: After offering the floor to anyone who intended to make use of it, although no one did so, the meeting was adjourned for the time necessary to draw up these Minutes. After reopening this Meeting, Minutes were read and checked by those attending the meeting, who signed the document. I certify this instrument to be a true copy of the Minutes drawn up in the company’s records. São Paulo, January 29, 2007.

_________________________________________ Constantino de Oliveira Jr.	_________________________________________ Henrique Constantino
Chairman	Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 30, 2007

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Executive Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.